UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Amendment No. 1

OP-TECH ENVIRONMENTAL SERVICES, INC.

(Name of Subject Company (Issuer))

NRC MERGER SUB, INC.,

NRC US HOLDING COMPANY, LLC

and

J.F. LEHMAN & COMPANY, INC.

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

683450100

(CUSIP Number of Class of Securities)

David Rattner

Secretary

NRC US Holding Company, LLC

450 Park Avenue, Sixth Floor

New York, New York 10022

(212) 634-0100

(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Giles P. Elliott Jones Day 21 Tudor Street London EC4Y OOJ +44.20.7039.5229	Mark E. Betzen, Esq. Jones Day 2727 N. Harwood Street Dallas, TX 76021 (214) 220-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$6,892,499.55	$940.14

*      Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by (a) multiplying $0.116, the per share tender offer price, by 59,211,203 shares of common stock of OP-TECH Environmental Services, Inc., which number of shares includes (i) 11,940,373 shares of common stock issued and outstanding and (ii) 47,270,830 shares of common stock to be issued upon conversion of all convertible notes issued by OP-TECH Environmental Services, Inc. (assuming such convertible notes are converted into shares of Common Stock as of July 29, 2013), and (b) adding an amount equal to (i) the product of $0.116, the per share tender offer price, and 480,000 shares of common stock issuable upon exercise of outstanding warrants, minus (ii) $31,680, the aggregate exercise price of such warrants.

**    The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the Transaction Valuation by 0.0001364.

☒    Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $940.14	Filing Party: NRC US Holding Company, LLC and NRC Merger Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: June 28, 2013

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

CUSIP Number:
683450100

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (together with all amendments and supplements, this “Schedule TO”) is filed by NRC US Holding Company, LLC, a Delaware limited liability company (“NRC”), NRC Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of NRC, and J.F. Lehman and Company, Inc., a Delaware corporation (“JFL”). This Schedule TO, as amended herein, amends and supplements the Schedule TO relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of OP-TECH Environmental Services, Inc., a Delaware corporation (“Op-Tech”), at a price of $0.116 per Share, net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 28, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of June 19, 2013, by and among Op-Tech, NRC and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Items 1 and 9.

The title of Section 9 of the Offer to Purchase is hereby revised to be “Certain Information Concerning Purchaser, NRC and JFL.”  All references in this Schedule TO or the Offer to Purchase to Section 9—“Certain Information Concerning Purchaser and NRC” are hereby amended and restated to refer to Section 9—“Certain Information Concerning Purchaser, NRC and JFL.”

The first paragraph of the response to the first question, “Who is offering to buy my securities?”, in the “Summary Term Sheet” of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“Our name is NRC Merger Sub, Inc.  We are a Delaware corporation formed solely for the purpose of making this tender offer for all of the outstanding Shares and subsequently merging with and into Op-Tech.  We are a wholly-owned subsidiary of NRC US Holding Company, LLC, a Delaware limited liability company.  NRC US Holding Company, LLC receives management services from J.F. Lehman & Company, Inc., a Delaware corporation and leading middle-market private equity firm.  See ‘Introduction’ to this Offer to Purchase and Section 9—‘Certain Information Concerning Purchaser, NRC and JFL.’”

Section 9—“Certain Information Concerning Purchaser, NRC and JFL” of the Offer to Purchase is amended by inserting the following new subsection immediately following the subsection entitled “NRC”:

“JFL.  JFL is a Delaware corporation that was founded in 1990 by Dr. John F. Lehman.  JFL is a leading middle-market private equity firm focused on investing in lower middle market companies in the defense, aerospace and maritime industries and the technologies that originate from them.  The firm has made investments in companies, through its investment affiliates, with an aggregate transaction value of approximately $2.2 billion.  The corporate offices of JFL are located at 2001 Jefferson Davis Highway, Suite 600, Arlington VA 22202, and JFL’s telephone number at those principal executive offices is (703) 418-6095.”

The first paragraph of the subsection entitled “Additional Information” of Section 9—“Certain Information Concerning Purchaser, NRC and JFL” of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the board of directors and the executive officers of each of JFL, NRC and Purchaser are set forth in Schedule A to this Offer to Purchase.”

Schedule A of the Offer to Purchase is hereby amended by inserting the following subsection before the subsection entitled “NRC”:

“JFL

The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director of JFL and the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each executive officer of JFL.  Each person is a citizen of the United States of America.

Name	Business Address (Current Business Phone Number)	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

John F. Lehman	2001 Jefferson Davis Highway, Suite 607, Arlington VA 22202 (703-418-6095)	Chairman, President and CEO of JFL (1990 to present).

Barbara Lehman	2001 Jefferson Davis Highway, Suite 607, Arlington VA 22202 (703-418-6095)	Director and Treasurer of JFL (1990 to present).

Item 5.

The following is hereby inserted after the sixteenth paragraph of Section 10—“Background of the Offer; Contacts with Op-Tech” of the Offer to Purchase and before the paragraph that commences with the phrase “On May 24”:

“On April 29, 2013, representatives of Morrison Cohen and Jones Day discussed the terms of the initial draft Merger Agreement.  Among other things, the parties discussed Op-Tech’s right to solicit or respond to alternative transactions, including Op-Tech’s right to terminate the Merger Agreement, the Op-Tech Board’s right to change its recommendation in order to enter into any alternative transaction, the amount of any termination fee or reimbursement of expenses Op-Tech would be required to pay to NRC under certain circumstances in the event the transaction with NRC were not consummated, and the scope of the conditions to NRC’s offer to acquire Op-Tech.  Among other matters, the representatives of Morrison Cohen expressed

Op-Tech’s position that any termination fee that may be payable by Op-Tech should only be payable upon the actual consummation of an alternative transaction and not upon termination of the Merger Agreement, and that if Op-Tech agreed to reimburse NRC or Purchaser for their expenses under certain circumstances, then such reimbursement would need to be capped.  The representatives of Jones Day advised the representatives of Morrison Cohen that they would discuss the matters raised by Morrison Cohen with NRC, but emphasized that, other than providing the Op-Tech Board with the necessary flexibility to comply with its fiduciary duties, NRC was unwilling to provide Op-Tech or the Op-Tech Board with any ability to accept proposals for alternative transactions on a deferred fee basis.

Subsequently, the representatives of Morrison Cohen advised the representatives of Jones Day that Morrison Cohen was preparing a revised draft Merger Agreement and, on May 2, 2013, Morrison Cohen delivered to Jones Day a revised draft Merger Agreement and the Tender and Support Agreement.  In addition to reflecting the points previously raised by Morrison Cohen, the revised draft Merger Agreement removed Purchaser’s ability to (1) exercise a Top-Up Option, (2) elect to have proportional representation on the Op-Tech Board upon the acceptance for payment of the Shares tendered pursuant to the Offer, and (3) initiate a subsequent offering period.  The revised Merger Agreement also deleted certain representations and warranties of Op-Tech and modified several other representations and warrants with materiality qualifications.  The revised draft Tender and Support Agreement, among other things, eliminated the representation of securityholder parties to the agreement as to the accuracy of Op-Tech’s representations and warranties in the Merger Agreement.

Following numerous discussions between the parties and their legal advisors regarding the revised draft Merger Agreement and Tender and Support Agreement, on May 7, 2013, Morrison Cohen delivered to Jones Day further revised drafts of the Merger Agreement and the Tender and Support Agreement,  The revised draft Merger Agreement, among other things, reinstituted Purchaser’s ability to (1) exercise a Top-Up option, (2) elect to have proportional representation on the Op-Tech Board upon the acceptance for payment of the Shares tendered pursuant to the Offer, and (3) initiate a subsequent offering period.  The revised draft Merger Agreement continued to include materiality and knowledge qualifiers to certain of Op-Tech’s representations and warranties and interim operating covenants.  In addition, the revised Merger Agreement included a cap on the amount of expenses of NRC and Purchaser that may become reimbursable by Op-Tech and limited the circumstances under which Op-Tech would be required to pay any termination fee or reimburse NRC and Purchaser for their expenses.

Following various internal discussions among representatives of JFL, NRC and Jones Day, on May 13, 2013, Jones Day delivered to Morrison Cohen revised drafts of the Merger Agreement and the Tender and Support Agreement.  The revised draft Merger Agreement included certain of the materiality qualifications to Op-Tech’s representations and warranties and interim operating covenants that had been proposed on behalf of Op-Tech, as well as a cap on the amount of expenses that may be reimbursable by Op-Tech.  However, the revised draft Merger Agreement did not accept any changes to the circumstances under which, or timing as to when, Op-Tech would be required to pay any termination fee or reimburse NRC and Purchaser for their expenses.  While the revised draft Tender and Support Agreement reinserted the representation of stockholders’ parties to the agreement as to the accuracy of Op-Tech’s representations and warranties in the Merger Agreement, it qualified such representation as to actual knowledge of the counterparties to the Tender and Support Agreement.

Although from May 16, 2013 until their execution and delivery on June 19, 2013 the parties and their representatives continued to negotiate and revise the terms of the Merger

Agreement and Tender and Support Agreement, the principal unresolved issue during this period related to the per Share price to be offered in the Offer and the Merger.”

Item 7.

The second paragraph of Section 12—“Source and Amount of Funds” of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“As of June 1, 2013, NRC had cash and deposits in the amount of approximately $10 million and available borrowing under an existing revolving credit facility with BNP Paribas as administrative agent and a lender (the “Existing Credit Facility”) of $15 million.  The Existing Credit Facility, which contains a term loan and revolving loan facility, was entered into on March 19, 2012 (the “Closing Date”), with a term loan maturity date of March 19, 2018 and a revolving loan maturity date of March 19, 2017.  NRC borrowed $48.5 million under the term loan facility on the Closing Date and has the ability seek to borrow funds under the revolving loan facility in an aggregate principal amount of up to $15 million at any time outstanding.  In addition, under the Existing Credit Facility NRC has the ability request the issuance of letters of credit under the revolving loan facility in an aggregate face amount at any time outstanding of up to $5 million.  Loans issued under the Existing Credit Facility bear interest at a rate equal to the U.S. prime rate plus 4.50% or the London Interbank Offered Rate (LIBOR) (adjusted pursuant to the terms of the Existing Credit Facility) plus 5.50%.  NRC may, subject to the terms of the Existing Credit Facility, borrow, pay or prepay revolving loans and may prepay term loans.  The occurrence of certain events, including receipt of proceeds of certain asset sales, debt issuances, equity issuances and casualty events require NRC to prepay the loans in accordance with the terms of the Existing Credit Facility.  The Existing Credit Facility is secured by substantially all of the assets of NRC, its direct parent company and certain of NRC’s domestic subsidiaries and guaranteed by NRC’s direct parent company and certain of its domestic subsidiaries.  NRC’s direct parent company and all of its subsidiaries are subject to certain financial covenants, including compliance with a maximum leverage ratio.  As of June 1, 2013, there were no borrowings outstanding under the revolving loan facility of the Existing Credit Facility.

NRC is currently in the process of refinancing the Existing Credit Facility and has received a commitment letter from BNP Paribas detailing the terms of a new credit facility (the “New Credit Facility”).  Under the New Credit Facility, a term loan in an aggregate principal amount of up to $83 million will be available to NRC on the closing date of the New Credit Facility.  The term loan will mature six years following the closing date of the New Credit Facility.  The New Credit Facility will have a revolving credit facility in an original principal amount of up to $15 million, which revolving loan facility will mature five years after the closing date of the New Credit Facility.  Letters of credit may be issued to NRC under the revolving credit facility up to a sublimit of $7.5 million.  Loans issued under the New Credit Facility will bear interest calculated at an interest rate equal to the U.S. prime rate plus 3.50% or the adjusted LIBOR plus 4.50%.  NRC may, subject to the terms of the New Credit Facility, borrow, pay or prepay revolving loans.  The occurrence of certain events, including receipt of proceeds of certain asset sales, debt issuances, equity issuances and casualty events will require NRC to prepay the loans in accordance with the terms of the New Credit Facility.  The New Credit Facility will be secured by substantially all of the assets of NRC, its direct parent company and certain of NRC’s domestic subsidiaries and guaranteed by NRC’s direct parent company and certain of its domestic subsidiaries.  NRC’s direct parent company and all of its subsidiaries will be required to maintain compliance with a maximum leverage ratio and a minimum fixed charge coverage ratio.

NRC expects to have sufficient cash on hand at the expiration of the Offer to pay the Offer Price for all Shares in the Offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

J.F. LEHMAN & COMPANY, INC.

By:	/s/ John F. Lehman
Name: John F. Lehman
Title: Chairman, President and CEO

NRC US HOLDING COMPANY, LLC

By:	/s/ Steven Candito
Name: Steven Candito
Title: President, CEO and Treasurer

NRC MERGER SUB, INC.

By:	/s/ C. Alexander Harman
Name: C. Alexander Harman
Title: President

Dated:  July 10, 2013

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated June 28, 2013*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Text of Summary Advertisement, as published in the New York Times on June 28, 2013*

(d)(1)

Agreement and Plan of Merger, dated as of June 19, 2013, by and among Op-Tech, NRC and Purchaser (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Op-Tech with the Securities and Exchange Commission on June 20, 2013)*

(d)(2)

Tender and Support Agreement, dated as of June 19, 2013, by and among Op-Tech, NRC, Purchaser, Robert Berger, Equity Trust Company, Custodian FBO: Kevin Eldred, Kevin Eldred, William Hunter, George Lee, Lexdale Partners, LLC, Richard Messina, James Moore, Charles Morgan, Harold Piger, Steve Sanders, Benchmark Pelinore Group, SCA Retirement Plan and Summit Capital Associates, Inc. (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Op-Tech with the Securities and Exchange Commission on June 20, 2013)*

(d)(3)	Confidentiality and Non-Disclosure Agreement, dated January 25, 2013, between Op-Tech and J.F. Lehman & Company, Inc.*

(g)	Not applicable

(h)	Not applicable

* Previously Filed.